EXHIBIT 99.1

Quantum BioPharma Licensee Unbuzzd Wellness Inc. Launches $5 Million Reg D Capital Raise to Fund Growth and Path to Possible Initial Public Offering

Engages leading marketing firm MZ Digital and crowdfunding platform Dealmaker to successfully execute raise

TORONTO, June 26, 2025 (GLOBE NEWSWIRE) -- Quantum BioPharma Ltd. (NASDAQ: QNTM) (CSE: QNTM) (FRA: 0K91) (“Quantum BioPharma”), a biopharmaceutical company dedicated to building a portfolio of innovative assets and biotech solutions, announces that Unbuzzd Wellness Inc. (the "Company" or "Unbuzzd"), the company behind unbuzzd™—the scientifically-proven and game-changing beverage that accelerates alcohol metabolism, restores mental clarity and reduces hangover symptoms—is pleased to announce that it has engaged MZ Digital, a global leader in online marketing, and Dealmaker, a leading online platform for raising capital, to raise up to US$5 million through a Regulation D 506(c) offering. This format of raising capital allows businesses to sell and issue securities to accredited investors without a cap on the amount raised.

John Duffy, CEO of Unbuzzd Wellness Inc., stated, "We are dedicated to offering scientifically backed unbuzzd to alcohol consumers who want to enjoy themselves, stay in control, and feel great the next day. Our collaboration with MZ Digital and utilizing the Dealmaker platform will help us raise the necessary capital to support our direct-to-consumer, distributor, and retail expansion plans, allowing us to reach more consumers more often." Mr. Duffy has over twenty years of leadership experience in the beverage industry, including as former VP of Marketing Assets and VP of National Sales at Coca-Cola.

Gerry David, Board Co-Chair and former CEO of Celsius Holdings with their bestselling energy drink Celsius Energy, added, "This capital raise will give us the ability to continue to grow the company and expand sales, while positioning unbuzzd for a future initial public offering."

About Quantum BioPharma Ltd.

Quantum BioPharma (NASDAQ: QNTM) is a biopharmaceutical company dedicated to building a portfolio of innovative assets and biotech solutions for the treatment of challenging neurodegenerative and metabolic disorders and alcohol misuse disorders with drug candidates in different stages of development. Through its wholly owned subsidiary, Lucid Psycheceuticals Inc. (“Lucid”), Quantum BioPharma is focused on the research and development of its lead compound, Lucid-MS. Lucid-MS is a patented new chemical entity shown to prevent and reverse myelin degradation, the underlying mechanism of multiple sclerosis, in preclinical models. Quantum BioPharma invented unbuzzd™ and spun out its OTC version to a company, Unbuzzd Wellness Inc. (formerly Celly Nutrition Corp.), led by industry veterans. Quantum BioPharma retains ownership of 20.11% (as of March 31, 2025) of Unbuzzd Wellness Inc. The agreement with Unbuzzd Wellness Inc. also includes royalty payments of 7% of sales from unbuzzd™ until payments to Quantum BioPharma total $250 million. Once $250 million is reached, the royalty drops to 3% in perpetuity. Quantum BioPharma retains 100% of the rights to develop similar products or alternative formulations specifically for pharmaceutical and medical uses. Quantum BioPharma maintains a portfolio of strategic investments through its wholly owned subsidiary, FSD Strategic Investments Inc., which represents loans secured by residential or commercial property.

For more information on Quantum BioPharma, please visit www.quantumbiopharma.com.

About Unbuzzd Wellness Inc.

Unbuzzd Wellness inc., a non-trading but fully reporting public issuer, stands as a pioneering force in the wellness and recovery supplement landscape. unbuzzd has been developed by a world-class R&D team in pharmacology and medicine, with a commitment to innovation and quality. A proprietary blend of vitamins, minerals, and herbs, unbuzzd helps your body process alcohol faster, restore mental alertness, and improve cognition so you can drink responsibly and drink refreshingly. unbuzzd appeals to a broad target audience of alcohol consumers who want to have a good time, be in control, and still feel great the next day.

Scientifically backed by a recently completed double-blind, randomized, placebo-controlled crossover design clinical trial, unbuzzd dramatically accelerates alcohol metabolism, speeds the reduction of blood alcohol concentration ("BAC"), restores mental clarity, and reduces the symptoms of intoxication, impairment and hangover. Key findings from the clinical trial include:

  Accelerated Alcohol Metabolism: unbuzzd dramatically and rapidly reduced blood alcohol concentration in study participants. The rate at which BAC was lowered was, on average for most participants, more than 40 percent faster within 30 minutes of consuming unbuzzd compared to control subjects. This faster reduction of BAC after consuming unbuzzd was both statistically significant compared to placebo and was observed at each subsequent measurement of BAC over a four-hour period.
  Rapid Improvements in Alertness: Study participants reported statistically significant improvement in alertness as soon as 30 minutes after consuming unbuzzd. Participants felt more alert and made fewer cognitive errors within 30 minutes of consuming unbuzzd, significantly outperforming placebo results.
  Rapid Improvements in Physiologic Changes due to Intoxication: unbuzzd lessened the elevation in heart rate and the drop in blood pressure that often accompanies alcohol intoxication, stabilizing both. This result was statistically significant.
  Reduced Perceived Impairment and Mental Fatigue: unbuzzd helped alleviate perceived impairment and mental fatigue caused by alcohol intoxication.
  Hangover Relief: Participants in this study noted a statistically significant reduction in hangover symptoms. This included reduced cognitive and physical impairment, and reduced headache compared to placebo results, at both four hours (67 percent reduction in headache severity) and eight hours after consuming unbuzzd.
  No Side Effects: unbuzzd was well-tolerated by all study participants, with no reported adverse side effects.

The full press release of the clinical trial can be found here.

unbuzzd ready-to-mix powder sticks are available in 3-pack and 18-pack formats at https://unbuzzd.com. unbuzzd is a registered trademark of Unbuzzd Wellness Inc.

Individual results may vary. unbuzzd is a dietary supplement. Consuming unbuzzd after alcohol ingestion does not permit you to operate a vehicle. Drink responsibly. DO NOT DRINK AND DRIVE.

For more information on Unbuzzd Wellness Inc. please visit www.unbuzzd.com

Forward-Looking Information

Certain information in this news release constitutes forward-looking statements under applicable securities laws. Any statements that are contained in this news release that are not statements of historical fact may be deemed to be forward-looking statements. Forward-looking statements are often identified by terms such as "may", "should", "anticipate", "expect", "potential", "believe", "intend" or the negative of these terms and similar expressions. Forward-looking statements in this news release include statements related to such.

Forward-looking information in this press release are based on certain assumptions and expected future events.

These statements involve known and unknown risks, uncertainties and other factors, which may cause actual results, performance or achievements to differ materially from those expressed or implied by such statements, including but not limited to additional information relating to Quantum BioPharma, including its annual information form, can be located on the SEDAR+ website at www.sedarplus.ca and on the EDGAR section of the United States Securities and Exchange Commission’s website at www.sec.gov for a more complete discussion of such risk factors and their potential effects.

Readers are cautioned that the foregoing list is not exhaustive. Readers are further cautioned not to place undue reliance on forward-looking statements, as there can be no assurance that the plans, intentions or expectations upon which they are placed will occur. Such information, although considered reasonable by management at the time of preparation, may prove to be incorrect and actual results may differ materially from those anticipated.

Forward-looking statements contained in this press release are expressly qualified by this cautionary statement and reflect the Company's expectations as of the date hereof and are subject to change thereafter. The Company undertakes no obligation to update or revise any forward-looking statements, whether as a result of new information, estimates or opinions, future events or results or otherwise or to explain any material difference between subsequent actual events and such forward-looking information, except as required by applicable law.

Contacts:

Quantum BioPharma Ltd.
Zeeshan Saeed, Founder, CEO and Executive Co-Chairman of the Board
Email: Zsaeed@quantumbiopharma.com
Telephone: (833) 571-1811

Investor Relations
Investor Relations: IR@QuantumBioPharma.com
General Inquiries: info@QuantumBioPharma.com